Exhibit 99.1

AGGREGATE SCHEDULE OF PRINCIPAL AND INTEREST DISTRIBUTIONS TO CERTIFICATEHOLDERS

Class	Interest	Principal	Losses	Ending Balance
A1	-	-	-	200,000,000.00
A2	-	-	-	54,800,000.00
A3	-	-	-	9,639,900.00
APO	-	-	-	582,828.20
AR	-	-	-	100.00
B1	-	-	-	4,394,000.00
B2	-	-	-	1,786,000.00
B3	-	-	-	1,235,000.00
B4	-	-	-	962,000.00
B5	-	-	-	686,000.00
B6	-	-	-	550,064.25